United States securities and exchange commission logo





                              April 19, 2021

       Karl Peterson
       Non-Executive Chairman and Director
       TPG Pace Tech Opportunities Corp.
       301 Commerce St., Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Pace Tech
Opportunities Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 19,
2021
                                                            File No. 333-254485

       Dear Mr. Peterson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed on March 19, 2021

       Cover Page

   1.                                                   Please substantially
revise and shorten the nine-page combined prospectus cover page and letter to shareholders
to present the information in plain English. Revise the cover page so that the focus is less
on the mechanics and legal description of the transaction and more on highlighting that you
have entered into a business combination transaction with Live
                                                        Learning Technologies
LLC, (   Nerdy   ). For example:

                                                              Disclose that, in
connection with the transaction, you will become a Delaware
                                                            corporation and
will change your name to Nerdy, Inc. As a result, current
                                                            shareholders of the
company will receive shares in the Delaware corporation with materially
different governing documents.
 Karl Peterson
FirstName   LastNameKarl  Peterson
TPG Pace Tech    Opportunities Corp.
Comapany
April       NameTPG Pace Tech Opportunities Corp.
       19, 2021
April 219, 2021 Page 2
Page
FirstName LastName
                Disclose that, due to structuring the combined company after the business combination as an umbrella partnership corporation, the existing shareholders of
              Nerdy will retain their ownership in Nerdy but have the right to receive shares in the company under certain circumstances. Briefly explain the circumstances.
                Disclose the aggregate amount and type of consideration to be paid to the shareholders of Nerdy, including the total number of Nerdy, Inc. Class A common shares, Class B common shares and warrants they could receive. To provide context, explain the purpose and effect of structuring the transaction and consideration in this manner.
                Disclose your voting and economic ownership interests in Nerdy after the business combination. Disclose who will have effective management and control over the affairs and decision-making of Nerdy after the business combination.
                Disclose the purpose of the Class B common stock and its economic and voting rights.
                Explain the purpose of the separate mergers with the Blocker entities.
                Lastly, disclose the amount of investments you will receive from the PIPE transaction and forward purchase contracts, the price per share paid and the number of Class A shares to be issued.
Questions and Answers for Shareholders of TPG Pace
What equity stake will current TPG Pace shareholders and current equityholders of Nerdy Inc.
hold...?, page xix

2. Please also provide information about the equity stakes held by TPG Pace shareholders and current equityholders of Nerdy in the combined company after the business combination assuming maximum redemptions.
What vote is required to approve each proposal at the extraordinary general meeting?, page xxxi

3. In light of the vote requirement for approval of the proposals, please revise here or elsewhere to discuss how the voting requirement and the voting and support agreements make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting and support agreements that would be required to approve the business combination proposal if only a quorum of TPG Pace shareholders are present.
Summary of the Proxy Statement/Prospectus, page 1

4. Please include disclosure about the sources and uses of funds for the business combination assuming minimum and maximum redemptions.
Business Overview, page 1

5. You disclose that you delivered over 4.7 million hours of live learning in 2020. Please revise to clarify whether this includes both paid and free instruction and if so, separately
 Karl Peterson
FirstName   LastNameKarl  Peterson
TPG Pace Tech    Opportunities Corp.
Comapany
April       NameTPG Pace Tech Opportunities Corp.
       19, 2021
April 319, 2021 Page 3
Page
FirstName LastName
         quantify the amount of free live learning hours. In this regard, you disclose that in 2020 you provided over 3 million hours of free live online instruction. In addition, disclose the comparative measures for 2019 and 2018. Similar revisions should be made throughout the filing where you discuss this measure.
6. Please explain further your reference to a run rate of approximately $132 million annualized revenue in the fourth quarter of 2020 and revise your disclosures to clarify how this measure is calculated. Also, considering the substantial majority of your revenue is generated from a population with inherently high turnover, please explain how you determined that revenue in any particular quarter can be reasonably annualized.
7. You provide financial and operating data for the fourth quarter of 2020 compared to the fourth quarter of 2019. Please explain why you have chosen to present information for these periods throughout the prospectus. Provide the same information for fiscal years
         2020 and 2019, for which you have provided financial statements. In addition, when disclosing revenues and revenue growth rates please balance such discussion with disclosure of the corresponding net loss information.
Our Competitive Strengths, page 4

8. You disclose that in 2020 you generated approximately $1,100 per Active Learner and that customers are profitable on their first package purchase. Please clarify how you calculate revenue per Active Learner and provide such measure for each period presented. Also, describe and quantify the costs you consider in determining that customers are profitable. In addition, quantify the costs of providing free instructional hours and classes, if material.
Organizational Structure, page 6

9. Please provide a diagram depicting the pre-combination organizational structure of both
         TPG Pace and Nerdy. Revise your post-combination organizational structure diagram to present the economic and voting interest percentages for each group of equity interest holders assuming both no redemptions and maximum redemptions possible for the merger to proceed based on agreed upon terms.
10. Please discuss who will have effective management and control over OpCo after the business combination.
Transaction Support Agreements, page 18

11. You indicate that, pursuant to the Transaction Support Agreements, Nerdy will obtain written consents from the requisite amount of existing Nerdy holders needed to approve the business combination and related transactions. Tell us who will provide the written consents, their relationship to Nerdy and the voting power represented by their interests in
         Nerdy. Also tell us the number and nature of Nerdy holders who will be not providing written consents.
 Karl Peterson
TPG Pace Tech Opportunities Corp.
April 19, 2021
Page 4
Risk Factors
Risks Related to Our Business Model, Operations and Growth Strategy
We contract with some individuals and entities classified as independent contractors, not employees..., page 46

12. To provide further context to the significance of this risk, please quantify the number of individuals and entities that you contracted with as independent contractors as of
         December 31, 2020. Clarify whether all of the Experts that provide instructional services on your platform are considered independent contractors or are employees/contractors of an entity that is an independent contractor. Also, tell us your consideration to include a discussion of California Assembly Bill 5 here. At a minimum, please provide a cross-
         reference to the Legal Proceedings disclosure regarding pending independent contractor classification matters on page 256.
We did not design or maintain an effective control environment that meets our accounting and reporting requirements, page 49

13. We note that the identified material weaknesses in Nerdy's control environment resulted in adjustments to the December 31, 2020, 2019 and 2018 annual financial statements. Please tell us when the errors in the financial statements were identified and describe the nature and significance of the adjustments. Disclose the timing of remediation activities and clarify what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur.
Risks Related to the Business Combination and TPG Pace
Charles Cohn, Nerdy Inc.'s Founder, Chairman & Chief Executive Officer, will beneficially own a significant portion of Nerdy Inc..., page 74

14. You disclose that Mr. Cohn will beneficially own approximately 28% of Nerdy Inc.
         outstanding common stock assuming the maximum number of shares of TPG Pace
         Class A common stock are redeemed in connection with the business combination. Please clarify whether you are referring to the pro forma Illustrative redemption scenario or the actual maximum number of shares that could be redeemed. To the extent it is the former, please revise to also disclose his percentage ownership if the maximum shares are redeemed.
Risks Related to the Consummation of the Domestication
Nerdy Inc.'s Proposed Certificate of Incorporation will designate a state or federal court..., page
91
FirstName LastNameKarl Peterson
15. Please state that investors cannot waive compliance with the federal securities laws and
Comapany    NameTPG
       the rules         Pace Techthereunder.
                  and regulations   Opportunities
                                              AlsoCorp.
                                                    provide this disclosure
under the risk factor
       about
April 19, 2021thePage
                   exclusive
                       4     forum provision in the warrant agreement on page
82.
FirstName LastName
 Karl Peterson
FirstName   LastNameKarl  Peterson
TPG Pace Tech    Opportunities Corp.
Comapany
April       NameTPG Pace Tech Opportunities Corp.
       19, 2021
April 519, 2021 Page 5
Page
FirstName LastName
Certain Financial Projections Provided to the TPG Pace Board, page 141

16. You indicate that Nerdy provided TPG Pace with internally prepared projections, and
         Nerdy and TPG Pace prepared projections for the fiscal years 2021 through 2023. You disclose a summary of the key elements of the projections internally prepared by Nerdy and provided to TPG Pace, which you indicate reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors. Tell us whether any other information was provided to TPG Pace to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based. In addition, disclose the projections prepared by Nerdy and TPG Pace and the material estimates and hypothetical assumptions upon which they are based.
Unaudited Pro Forma Condensed Combined Information
Basis of Presentation, page 197

17. Please tell us the maximum amount of shares that could be redeemed while continuing to satisfy the conditions for consummating the business combination transaction. Also, if the
         Transaction is structured in such a manner that significantly different results may occur, revise to include pro forma information reflecting a range of possible results that reflect such scenarios. In this regard, you state that if more than 50% of the TPG Pace public shares are redeemed, the accounting for the Transaction may change. You also refer to the possibility of not being able to meet the Minimum Available Cash Conditions of the merger. Refer to Item 11-02(a)(10) of Regulation S-X.
Note 3. Transaction Accounting Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December
31, 2020, page 205

18. In Note (R) you disclose $19,962 thousand compensation expense related to vested Nerdy
         Unit Appreciation Rights (   UARs   ) upon the completion of the
Transaction. Please
         explain why you do not use the $38,482 thousand expense related to both vested and unvested awards disclosed in Note (S) for the pro forma balance sheet adjustment.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Nerdy
COVID-19 Pandemic, page 263

19. Please describe the uncertainty that a portion of the customers that purchased online sessions during the COVID-19 pandemic may subsequently reduce or discontinue their use of the company's services after the impact of the pandemic has tapered as disclosed on page 46. Discuss the progress of your transition to online services in the quarter ended
         December 31, 2019. Refer to Item 303(a)(3) of Regulation S-K and
Section III.D of SEC
         Release 33-6835.
 Karl Peterson
TPG Pace Tech Opportunities Corp.
April 19, 2021
Page 6
Key Operating and Financial Metric, page 265

20.      Please clarify how you determine the number of    Active Learners
and specifically
         address whether this metric represents the cumulative amount of unique Learners throughout the fiscal year. If this is a cumulative measure, describe fluctuations in the metric throughout the period to add context to this disclosure. In this regard, we note your presentation of quarterly Active Learners in Exhibit 99.2 to the Form 8-K filed on January
         29, 2021. In addition, quantify the extent to which the increase in Active Learners in 2020 is attributable to existing customers that migrated from offline to online services and quantify the number of unique paid offline Learners in 2019 to facilitate comparability of your overall paid customer base. Refer to Item 303(a)(3) of Regulation S-K and Section I
         of SEC Release No. 33-10751.
21. Similarly, we note that you present quarterly paid online sessions for 2019 and 2020 in the
         January 29, 2021 Form 8-K. As your revenues are generated by purchases of instructional time, please tell us how you use this information in managing your business and provide quantification of such metric for the periods presented, as necessary. Also, when discussing paid online sessions, clarify what a one-on-one tutoring session represents and the average length and size of a session. In this regard, we note that Learners purchase instructional hours and may use purchased time in increments of as little as 15 minutes.
22. Please describe and provide any related metrics used for monitoring your ability to retain existing Learners. In this regard, we note the importance of attracting new and retaining existing Learners to your business and the qualitative disclosures regarding improved customer retention. In addition, provide any related metrics used for monitoring your ability to monetize existing Learners, such as average revenue per Active Learner.
23. Considering the importance of Experts to your business model, please describe how you monitor your ability to attract new and retain existing Experts and provide quantification of any metrics used for each period presented.
Results of Operations
Revenues, page 265

24. Please separately quantify the increase in online revenues that is attributable to existing customers migrating from off-line services during the year ended December 31, 2020.
         Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release 33-6835.
Sales and Marketing, page 267

25. You disclose that you reinvested sales cost savings in 2020 into launching new marketing
FirstName LastNameKarl Peterson
       vehicles, including free large group classes and television advertising. Please separately
Comapany   NameTPG
       quantify         Pace Tech
                the increase       Opportunities
                              in marketing expense Corp.
                                                     attributable to offering
free classes and the
       increase
April 19,       attributable
          2021 Page   6      to advertising in the year ended December 31,
2020.
FirstName LastName
 Karl Peterson
FirstName   LastNameKarl  Peterson
TPG Pace Tech    Opportunities Corp.
Comapany
April       NameTPG Pace Tech Opportunities Corp.
       19, 2021
April 719, 2021 Page 7
Page
FirstName LastName
Liquidity and Capital Resources, page 268

26.      Please disclose the material terms of Nerdy   s Loan and Security
Agreement and
         promissory note and file the agreements as exhibits.
Contractual Obligations and Other Commitments, page 269

27. Please include a discussion regarding the significance of the expected future payments you would be required to make under the Tax Receivable Agreement that are not reflected in the table. Refer to Item 303(a)(5) of Regulation S-K.
Live Learning Technologies LLC d/b/a Nerdy Consolidated Financial Statements
Note 6. Revenues, page F-34

28. You state that you provide a significant service of integrating instruction services through your platform, using the curation and matching technologies and features in order to deliver a combined output to meet the performance obligation to Learners. Please describe the performance obligation that you provide to Learners when a Learner completes an online tutoring session with an Expert. Describe the promises within this single output service based on the contract and describe the significant service of integrating the promises you perform to deliver the contracted service. Refer to of ASC 606-10-25-19 through 25-21.
29. You state that you are primarily responsible for the services provided and setting prices, and these factors reflect that the company is the principal in transactions with Learners.
         Please explain further how you determined that the Learner is the customer in your arrangements. Also, tell us how you considered the guidance in ASC 606-10-55-36 through 55-40 in determining that you are the principal in these arrangements and at a minimum address the following:

                Clarify if all of the Experts that provide one-on-one tutoring are considered independent contractors and why;
                Tell us whether you control if the Expert accepts or declines a tutor request via the your platform;
                Explain how you control the provision of instructional services provided by Experts;
                Provide us with an example of the agreements you enter into with Experts for providing services on behalf of the company;
                Provide us with an example of the contracts with Learners when they purchase instructional time; and
                Tell us the typical amount/percentage of the purchased instructional time that is paid to the Experts providing the instructional services.
30. Please disclose any obligations to provide refunds for unredeemed payments for services and any service guarantees that the company provides. Refer to ASC 606-10-50-12.
 Karl Peterson
FirstName   LastNameKarl  Peterson
TPG Pace Tech    Opportunities Corp.
Comapany
April       NameTPG Pace Tech Opportunities Corp.
       19, 2021
April 819, 2021 Page 8
Page
FirstName LastName
Note 15. Legal Proceedings, page F-55

31. You state the company has "received inquiries" from certain statutory authorities regarding the designation of Experts as independent contractors. Please revise to clearly state that you are subject to various legal and regulatory proceedings challenging the classification of Experts as independent contractors and claims indicating that by the alleged misclassification you have violated various labor and other laws that would apply to employees. Tell us how you evaluated the contingent loss recognition and disclosure requirements related to the matters disclosed in your Legal Proceedings discussion on page 256, including any estimates of reasonably possible losses in excess of amounts accrued. Refer to ASC 450-20-50.
General

32. Please explain to us whether you are intending to register the Class B common stock that will be issued to the equityholders of Nerdy in connection with the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Sarah K. Morgan, Esq.